eBX LLC d/b/a LEVEL ATS

Statement of Financial Condition
Pursuant to Rule 17A-5 under the
Securities Exchange Act of 1934
December 31, 2018

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

**ANNUAL AUDITED REPORT
FORM X-17A-5
PART III**

SEC FILE NUMBER
8-67145

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ____01/01/18____ AND ENDING ____12/31/18____
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

 eBX LLC d/b/a Level ATS

OFFICIAL USE ONLY
_____
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 Federal Street, Suite 1010
(No. and Street)

Boston   MA   02110
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Stupay   (212) 509-7800
                                                                              (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
(Name - if individual, state last, first, middle name)

200 Jefferson Park, Suite 400   Whippany   NJ   07981
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
 must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-
5(e)(2).SEC 1410 (3-91)

eBX LLC d/b/a LEVEL ATS

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x] Independent Auditors' Report.
[x] Facing Page.
[x] Statement of Financial Condition.
[ ] Statement of Operations.
[ ] Statement of Changes in Members' Equity.
[ ] Statement of Cash Flows.
[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[ ] Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
        under the Securities Exchange Act of 1934.
[ ] Computation for Determination of Reserve Requirements for Brokers and Dealers
        Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] Information Relating to the Possession or Control Requirements for Brokers and
        Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] A Reconciliation, including appropriate explanations, of the Computation of Net Capital
        Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for
        Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).
[ ] A Reconciliation Between the Audited and Unaudited Statements of Financial
        Condition With Respect to Methods of Consolidation (not applicable).
[x] An Affirmation.
[ ] A copy of the SIPC Supplemental Report.
[ ] A report describing any material inadequacies found to exist or found to have existed since
        the date of the previous audit (Supplemental Report on Internal Control).
[ ] Independent Auditors' Report Regarding Rule 15c3-3 exemption
[ ] Rule 15c3-3 Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Neil Whitney Conary, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to eBX LLC d/b/a Level ATS at December 31, 2018, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

CEO
Title

Subscribed and sworn
to before me





CHIARA SARATA
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
April 12, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management Committee, Management and Members of
eBX LLC d/b/a Level ATS:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of eBX LLC d/b/a Level ATS (the "Company"), as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2015.

Whippany, New Jersey

February 28, 2019

WithumSmith+Brown, PC   200 Jefferson Park, Suite 400, Whippany, New Jersey 07981-1070   **T** (973) 898 9494   **F** (973) 898 0686   withum.com

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

eBX LLC d/b/a LEVEL ATS

Statement of Financial Condition
December 31, 2018

Assets

Cash	$ 10,409,678
Commissions receivable	1,541,846
Due from clearing broker, net	2,261,410
Fixed assets (net of accumulated depreciation of $3,449,049)	873,770
Prepaid expenses and other assets	506,803
Total assets	$ 15,593,507

Liabilities and Members' Equity

Liabilities - accounts payable and accrued expenses	$ 286,784
Members' equity	15,306,723
Total liabilities and members' equity	$ 15,593,507

The accompanying notes are an integral part of this financial statement.

eBX LLC d/b/a LEVEL ATS

**Notes to Statement of Financial Condition
December 31, 2018**

1. **Nature of operations**

    eBX LLC d/b/a LEVEL ATS (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

    The Company operates an alternative trading system ("ATS") creating an electronic matching system for US equity securities. The Company's customers are primarily other broker-dealers. The Company executes and clears all transactions on a fully disclosed basis through an affiliate of one of its members. Equity members in the Company include Credit Suisse First Boston Next Fund, Inc., Citigroup Financial Products, Inc., Fidelity Global Brokerage Group, Inc., LB 1 Group, Inc. and Merrill Lynch LP Holdings, Inc.

2. **Summary of significant accounting policies**

    Basis of presentation
    These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

    Revenue recognition
    Effective January 1, 2018, the Company adopted ASC Topic 606, *Revenue from Contracts with Customers* ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied the modified retrospective method of adoption which resulted in no adjustment to members' equity as of January 1, 2018. The new revenue recognition guidance does not apply to revenue associated with financial instruments and interest income.

    Significant judgements
    Revenue from contracts with customers includes commission income and fees from investment banking and asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

eBX LLC d/b/a LEVEL ATS

Notes to Statement of Financial Condition
December 31, 2018

2. Summary of significant accounting policies (continued)

Commission income and execution and clearing costs
The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commission income and related clearing expenses are recorded on the trade date. The Company has determined that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument, and counter parties are identified, the pricing is agreed upon and the risks and rewards of ownership have transferred to/from the customer.

Tape revenue
The Company participates in the FINRA/NASDAQ TRF Revenue Share Program ("TRF Program"). As part of its commission operations, the Company shares market data with the TRF Program and in return is compensated for sharing this market data. The amount received is based on the volume processed by the Company in comparison to the total volume of trades reported to the TRF Program. The Company has determined that the performance obligation is satisfied upon delivery of the market data to the TRF Program and the associated benefit of the information exchanges hands. The pricing associated with this revenue is determined by the TRF Program once the total volume of all reporter has been processed.

Contract assets and liabilities
The Company had outstanding receivables, from customers, relating to commission revenue aggregating $1,413,779 and $1,541,846 at January 1, 2018 and December 31,2018, respectively. There were no liabilities to customers at January 1, 2018 or December 31,2018.

The Company had outstanding receivables from the TRF program of approximately $240,000 and $300,000 at January 1, 2018 and December 31,2018, respectively.

Substantially all balances at January 1, 2018 have been collected during the period.

The Company had no contract assets or liabilities at January 1, 2018 or December 31, 2018.

Cash
All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution and may at times exceed amounts insured by the Federal Deposit Insurance Corporation. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Commissions receivable
Commissions receivable are comprised of amounts due for processed trades. The Company performs a review of its receivables periodically to evaluate the need for an allowance for uncollectible accounts. Management reviews all accounts receivable balances, determines a course of action on any delinquent amounts, and writes off amounts which collection is considered to be doubtful. At December 31, 2018, management believed no valuation allowance was warranted.

2.   **Summary of significant accounting policies (continued)**

Fixed assets

Fixed assets are recorded at cost, net of accumulated depreciation and amortization, which is calculated on a straight-line basis over estimated useful lives of three to seven years. Leasehold improvements are amortized on a straight-line basis over the lease term, which may be shorter than the useful life of the asset.

Income taxes

The Company is a limited liability company, and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes.

At December 31, 2018, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

3. **Transactions with related parties**

The Company has a required deposit of $100,000 and incurs a monthly minimum clearing fee paid to the clearing firm in accordance with the Correspondent Clearing Agreement. The deposit is included in due from clearing broker in the accompanying statement of financial condition. The clearing broker is an affiliate of one of the members of the Company.

At December 31, 2018, approximately $372,000 is due from members affiliated and is included in commissions receivable in the accompanying statement of financial condition.

All transactions with related parties are settled in the normal course of business. The terms of any of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

4.   **Fixed assets**

Fixed assets at December 31, 2018 consists of:

Computer equipment and software	$ 4,270,494
Furniture and fixtures	36,864
Leasehold improvement	15,461
	4,322,819
Less: Accumulated depreciation and amortization	(3,449,049)
	$ 873,770

5.   **Regulatory requirements**

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of approximately $13,444,000 which exceeded the required net capital by approximately $13,425,000. The ratio of aggregate indebtedness to net capital, at December 31, 2018 was 0.02 to 1.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company's activities are limited to clearing all transactions with and for customers on a fully disclosed basis with a clearing broker.

6.   **Commitments**

The Company leases office space under non-cancellable lease agreements which expire on April 30, 2019.

The lease has provisions for escalations. The Company also has a security deposit of approximately $36,000 which is included in other assets in the accompanying statement of financial condition.

At December 31, 2018, the annual minimum payments under this agreement is approximately $49,000 for 2019.

Under the terms of a vendor agreement to maintain and support its trading platform, expiring on September 30, 2021, the Company's fee, through expiration, is $1,200,000 per annum. The agreement shall automatically renew for successive one-year terms unless terminated, by either party, nine months prior to the expiration then in effect.

7.   **Concentration**

The Company currently utilizes a single vendor to maintain and support its trading platform. Management is exploring relationships with other vendors in order to bolster a contingency plan for the trading platform in the unlikely event that the vendor no longer exists or that the Company's contract with the vendor is not renewed.

The Company's three largest customers account for approximately $325,000 or 21% of accounts receivable at December 31, 2018 of which approximately $183,000 are from related parties.

8.   **Employee benefits**

Eligible employees of the Company are covered under a defined contribution plan. The Company matches 50% of employee contributions to the plan up to a maximum of 3% of eligible compensation.

9. **Indemnifications**

In the normal course of its business, the Company indemnifies its clearing broker against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under this indemnification cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for this indemnification.

10. **New accounting pronouncement**

Under FASB issued ASU 2016-02 – Leases, the new guidance provides that a lessee will be required to recognize assets and liabilities for leases with lease terms of more than 12 months. The Company's lease will be accounted for, both in the income statement and statement of cash flows, in a manner consistent with operating leases under existing GAAP. However, as it relates to the balance sheet, lessees will recognize lease liabilities based upon the present value of remaining lease payments and corresponding lease assets for operating leases with limited exception. The guidance will become effective on January 1, 2019 and based upon the expiration of the existing lease, there will be no material impact to the Company's financial statement.

11. **Subsequent events**

Management of the Company has evaluated events or transactions that may have occurred since December 31, 2018 and determined that there are no material events that would require disclosure in the Company's financial statements.